

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Andrew J. Kandalepas
Chairman and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumberg, IL 60173

> **Re:** **Wellness Center USA, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 21, 2012**
> **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your amended filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3. You stated that the acquisition of Psoria-Shield Inc. was significant and you are required to include the financial information for the acquisition. You stated that you would provide this information within one week form your correspondence dated December 20, 2012 yet you have yet to amend the Form 8-K with the required 3-05 information. Please tell us when you will include this information.

2. The financial statements of CNS are no longer included as exhibits to your Form 8-K. Please amend your filing to include this information as required by Item 9.01 of Form 8-K.

Item 2.01 Completion of Disposition or Acquisition of Assets

Item 1. Business

3. We note your response to prior comment 4. You state in your response that approximately 1,000 customers have been serviced by CNS Wellness Florida, LLC since it began operations but in your amended disclosure you cite a figure of 485 clients. Please reconcile this discrepancy and, if necessary, amend your disclosure to provide the correct figure.

Pro Forma Combined Financial Statements, page P-2

4. It appears that you still refer to the purchase method terminology on page P-2. Please revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Ronald P. Duplack, Esq.
        Rieck and Crotty, P.C.
        55 Monroe Street
        Suite 3390
        Chicago, Illinois 60603